Exhibit 12.1
CARDTRONICS, INC. AND SUBSIDIARIES
RATIOS OF EARNINGS TO FIXED CHARGES
(in thousands)

	Years ended December 31,					Three Months ended March 31,
	2005	2004	2003	2002	2001	2006	2005

EARNINGS:
Income (loss) before income taxes and cumulative effect of accounting changes	$(3,688)	$9,381	$5,288	$138	$(3,036)	$(4,759)	$890
Minority interests	15	19	—	—	—	(8)	11
Fixed charges (as outlined below), less preferred dividends and accretion expense (a)	20,202	8,072	4,098	1,913	841	6,701	2,926

Total earnings, as defined	$16,529	$17,472	$9,386	$2,051	$(2,195)	$1,934	$3,827

FIXED CHARGES:
Interest charges (b)	$22,426	$5,235	$2,157	$1,039	$478	$6,542	$2,187
Less: write-off unamortized debt issuance costs (c)	(5,038)	—	(13)	(169)	—	(534)	—
Interest component of rental expense	2,814	2,837	1,954	1,043	363	693	739
Preferred dividends and accretion expense (d)	2,046	3,795	3,308	2,885	1,102	—	1,817

Total fixed charges, as defined	$22,248	$11,867	$7,406	$4,798	$1,943	$6,701	$4,743

Ratio of earnings to fixed charges	N/A	1.5x	1.3x	N/A	N/A	N/A	N/A
Amount of earnings insufficient to cover fixed charges	$5,719	—	—	$2,747	$4,138	$4,767	$916

(a)	Excludes preferred dividends and accretion expense as such amounts were not deducted in arriving at the income (loss) before income tax amounts reflected above.

(b)	Includes the amortization of debt discount and the amortization and write-off of debt issuance costs.

(c)	Amounts included in interest charges line item above. As such, it is backed out separately from the computation of fixed charges.

(d)	Amounts have been grossed-up at the Company’s effective tax rate for each applicable period.